FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of  May 2009

Commission File Number   001-33783

THOMPSON CREEK METALS COMPANY INC.

401 Bay Street, Suite 2010
Toronto, Ontario
M5H 2Y4
(416) 860-1438

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐      Form 40-F   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2009	THOMPSON CREEK METALS COMPANY INC. /s/ Lorna D. MacGillivray Lorna D. MacGillivray Assistant Secretary

Exhibit Index

Exhibit No.               Description

1                Consolidated Financial Statements for the Three-Month Period Ending March 31, 2009

2                Management's Discussion & Analysis for the Three-Month Period Ending March 31, 2009

3                Certification of Chief Executive Officer

4                Certification of Chief Financial Officer

EXHIBIT 1

THOMPSON CREEK METALS COMPANY INC.

Consolidated Balance Sheets

(US dollars in millions – Unaudited)

	Note	March 31, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents		$160.3	$258.0
Short-term investments	4	100.3	–
Accounts receivable		31.6	55.0
Product inventory	5	45.4	57.1
Material and supplies inventory		35.0	36.2
Prepaid expense and other current assets	8	6.4	6.3
Income and mining taxes recoverable		1.3	1.4
		380.3	414.0
Other assets	8	3.1	3.0
Restricted cash	9	15.0	14.2
Reclamation deposits		29.2	26.9
Property, plant and equipment	6	600.4	594.1
Goodwill		47.0	47.0
		$1,075.0	$1,099.2
Liabilities
Current liabilities
Accounts payable and accrued liabilities	8	$24.9	$36.5
Income and mining taxes payable		0.1	7.5
Current portion of long-term debt	7	5.4	5.6
Future income and mining taxes		7.5	8.1
		37.9	57.7
Long-term debt	7	11.5	11.7
Other liabilities	9	21.2	21.8
Asset retirement obligations	10	23.5	23.3
Future income and mining taxes		159.9	167.2
		254.0	281.7
Shareholders' Equity
Common shares	11	484.1	484.1
Common share warrants	11	35.0	35.0
Contributed surplus		41.8	40.4
Retained earnings		315.5	304.3
Accumulated other comprehensive loss		(55.4)	(46.3)
		821.0	817.5
		$1,075.0	$1,099.2
Commitments and contingencies	13
Measurement uncertainty	2

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Income

(US dollars in millions, except per share amounts – Unaudited)

		Three months ended
	Note	March 31, 2009	March 31, 2008
Revenues
Molybdenum sales	8, 9	$75.5	$250.2
Tolling and calcining		3.4	4.6
		78.9	254.8
Cost of sales
Operating expenses	8	53.3	166.6
Selling and marketing		1.4	2.5
Depreciation, depletion and amortization		11.9	7.7
Accretion	10	0.3	0.7
		66.9	177.5
Income from mining and processing		12.0	77.3
Other (income) expenses
General and administrative		3.7	3.4
Stock-based compensation	12	1.4	1.7
Exploration and development	14	1.7	1.0
Gain on foreign exchange		(3.2)	(1.5)
Interest and finance fees	7	0.3	6.7
Interest income		(0.4)	(0.8)
Other		(0.4)	0.8
		3.1	11.3
Income before income and mining taxes		8.9	66.0
Income and mining taxes (recoverable)
Current	15	3.3	25.5
Future	15	(5.6)	(6.3)
		(2.3)	19.2
Net income		$11.2	$46.8
Net income per share	16
Basic		$0.09	$0.41
Diluted		$0.09	$0.37

Consolidated Statements of Comprehensive Income

(US dollars in millions - Unaudited)

	Three months ended
	March 31, 2009	March 31, 2008
Net income	$11.2	$46.8
Foreign currency translation adjustments	(9.1)	(11.2)
Comprehensive income	$2.1	$35.6

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Cash Flows

(US dollars in millions – Unaudited)

		Three months ended
	Note	March 31, 2009	March 31, 2008
Operating Activities
Net income		$11.2	$46.8
Items not affecting cash:
Depreciation, depletion and amortization		11.9	7.7
Accretion expense		0.3	0.7
Accretion of finance fees		–	0.6
Stock-based compensation		1.4	1.7
Future income taxes recoverable		(5.6)	(6.3)
Unrealized loss on derivative instruments		0.1	1.0
Change in non-cash working capital	18	25.4	11.2
Cash generated by operating activities		44.7	63.4
Investing Activities
Short-term investments		(100.3)	–
Property, plant and equipment		(27.6)	(8.1)
Deferred stripping costs		(7.3)	(2.8)
Restricted cash		(0.8)	(2.4)
Reclamation deposit		(2.4)	(0.2)
Acquisition cost		–	(100.0)
Cash used in investing activities		(138.4)	(113.5)
Financing Activities
Proceeds from issuance of common shares		–	0.4
Repayment of long-term debt		(1.3)	(17.4)
Proceeds from revolving facility		–	22.5
Repayment of revolving facility		–	(22.5)
Cash used in financing activities		(1.3)	(17.0)
Effect of exchange rate changes on cash		(2.7)	0.9
Decrease in cash and cash equivalents		(97.7)	(66.2)
Cash and cash equivalents, beginning of period		258.0	113.7
Cash and cash equivalents, end of period		$160.3	$47.5

Supplementary cash flow information	18

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Consolidated Statements of Shareholders’ Equity

(US dollars in millions – Unaudited)

	Three months ended
	March 31, 2009	March 31, 2008
Common Shares
Balance, beginning of period	$484.1	$268.1
Proceeds from exercise of stock options	–	0.4
Transferred from contributed surplus on exercise of options	–	0.2
Balance, end of period	$484.1	$268.7
Common Share Warrants
Balance, beginning and end of period	$35.0	$35.0
Contributed Surplus
Balance, beginning of period	$40.4	$26.5
Amortization of fair value of employee stock options	1.4	2.0
Transferred to common shares on exercise of options	–	(0.2)
Stock-based compensation tax adjustment	–	0.1
Balance, end of period	$41.8	$28.4
Retained Earnings
Balance, beginning of period	$304.3	$129.7
Net income	11.2	46.8
Balance, end of period	$315.5	$176.5
Accumulated Other Comprehensive (Loss) Income
Balance, beginning of period	$(46.3)	$28.2
Foreign currency translation adjustments	(9.1)	(11.2)
Balance, end of period	$(55.4)	$17.0
Shareholders’ Equity, end of period	$821.0	$525.6

The accompanying notes are an integral part of these consolidated financial statements.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

1.	Description of Business

Thompson Creek Metals Company Inc. is a Canadian molybdenum mining corporation with vertically integrated mining, milling, processing and marketing operations in Canada and the United States (“US”). The US operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Roasting Facility in Pennsylvania, as well as all roasting and sales of third party purchased material. The Canadian operations consist of a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia. In addition, the Corporation has two high-grade underground molybdenum development projects comprised of an option to acquire up to 75% of the Mount Emmons molybdenum property, located in Colorado, and the 100% owned Davidson molybdenum property (“Davidson Project”), located in British Columbia.

2.	Basis of Presentation and Measurement Uncertainty

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial information and are expressed in US dollars unless otherwise stated. Accordingly, the interim consolidated financial statements of the Corporation do not include all information and note disclosures as required under Canadian GAAP for annual financial statements, and should be read in conjunction with the Corporation’s 2008 audited consolidated financial statements and the corresponding notes thereto.

The accompanying unaudited interim consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation.

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities as of the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period.

The consolidated financial statements include the accounts of the Corporation and its subsidiaries. The principal subsidiaries of the Corporation are:

Thompson Creek Metals Company USA
Thompson Creek Mining Co.
Langeloth Metallurgical Company LLC
Cyprus Thompson Creek Mining Company
Thompson Creek Mining Ltd.
Blue Pearl Mining Inc.
Mt. Emmons Moly Company

The consolidated financial statements also include the Corporation’s pro rata share of its 75% joint venture interest in the Endako Mine, and its 50% share in Highlands Ranch LLC.

All intercompany accounts and transactions have been eliminated on consolidation.

Certain comparative figures for 2008 have been reclassified to conform to the 2009 financial statement presentation.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

Measurement Uncertainty

The Corporation’s financial statements are based on a number of significant estimates, including the fair value of goodwill, impairments of long-lived assets, the timing and costs associated with its asset retirement obligations, estimates of molybdenum mineral reserves used for depreciation, depletion and amortization, and the fair value of financial and derivative instruments. As the estimation process is inherently uncertain, actual future outcomes could differ from current estimates and assumptions, potentially having material effects on future financial statements.

3.	Accounting Changes and Accounting Policy Developments

Accounting Changes

Goodwill and Intangible Assets

Effective January 1, 2009 the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not have any impact on the Corporation’s consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” The EIC provides guidance on evaluating credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the fiscal year beginning January 1, 2009. The adoption of EIC-173 did not have a significant impact on the Corporation’s consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for the fiscal year beginning January 1, 2009. The adoption of this EIC did not have any impact on the Corporation’s consolidated financial statements.

Accounting Policy Developments

Convergence with International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Corporation’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Corporation’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency, certain

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

contractual arrangements, debt covenants and compensation arrangements. Accordingly, the Corporation has undertaken an in-depth review of companywide accounting policies and procedures, comparing current financial reporting with IFRS.

4.	Short-term Investments

As of March 31, 2009, the Corporation had $100.3 million of short-term investments ($nil as of December 31, 2008).  These investments consist of US and Canadian government treasury securities and US government-backed commercial paper with a maturity of greater than 90 days and less than 180 days.  These short-term investments are categorized as held-to-maturity financial instruments and are recorded at amortized cost.  When there is objective evidence that held-to-maturity financial assets are impaired and there is a decline in the fair value below amortized cost that is considered other than temporary, an impairment loss is recorded for the excess of amortized cost over fair value.

5.	Inventory
(US$ in millions)	March 31, 2009	December 31, 2008
Finished product	$34.2	$42.9
Work-in-process	8.9	10.5
Stockpiled ore	2.3	3.7
	$45.4	$57.1

As of March 31, 2009, of the $34.2 million classified as finished product, $1.4 million was valued at net realizable value, which resulted in a charge to cost of sales of $0.3 million. This charge was caused by a decline in the market price of molybdenum during the first quarter of 2009 to approximately $8.00 per pound. At December 31, 2008, of the $42.9 million classified as finished product, $19.4 million was valued at net realizable value.

The Corporation values stockpiled ore at the lower of cost or net realizable value. The Corporation’s 75% owned Endako Mine has incurred costs for stockpiled ore that are recorded at $nil in inventory as the ore grade of this material is below the cut-off grade for further processing, and at estimated future market prices, the material has no net realizable value. The costs for this ore have been included in cost of sales (three months ended March 31, 2009 - $nil; three months ended March 31, 2008 - $0.9 million).

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

6.	Property, Plant and Equipment
(US$ in millions)	March 31, 2009	December 31, 2008
Mining properties	$275.5	$274.0
Mining equipment	169.6	163.9
Processing facilities	110.2	110.2
Deferred stripping costs	70.1	62.8
Endako mill expansion	47.1	43.4
Construction in progress	23.4	30.8
Other	1.6	1.1
	697.5	686.2
Less: Accumulated depreciation, depletion and amortization	(97.1)	(92.1)
	$600.4	$594.1

The following table summarizes activity related to stripping costs that have been deferred:

(US$ in millions)	Deferred costs	Accumulated amortization	Net deferred Costs
As of December 31, 2008	$62.8	$(7.2)	$55.6
Costs deferred in period	7.3	–	7.3
Amortization of previously deferred costs	–	(1.8)	(1.8)
As of March 31, 2009	$70.1	$(9.0)	$61.1

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

7.	Long-term Debt

Long-term debt consists of:

(US$ in millions)	March 31, 2009	December 31, 2008
Promissory note	$1.0	$–
Equipment loan – fixed rate	13.0	13.6
Equipment loans – variable rate	2.9	3.7
	16.9	17.3
Less: Current portion	(5.4)	(5.6)
	$11.5	$11.7

The Corporation has a $35 million first lien revolving collateralized line of credit secured by a significant amount of the Corporation’s US based assets. This credit facility, which has a final maturity date of October 26, 2011, bears interest at LIBOR plus 2.5% and includes both standard financial and non-financial covenants, including ratio tests for leverage, interest coverage and working capital. The Corporation was in compliance with these covenants as of March 31, 2009. As of March 31, 2009, drawings on this facility were $nil (December 31, 2008 – $nil).

As of March 31, 2009, the Corporation also held equipment loans with each loan secured by the underlying assets. The variable rate loans bear interest at LIBOR plus 2% with the fixed rate loan bearing interest at 5.9%. These loans are scheduled to mature no later than October 31, 2013.

In January 2009, the Corporation purchased a property interest in Colorado ($2.0 million), of which $1.0 million was paid in cash, and the remaining $1.0 million was paid with a promissory note. The promissory note bears interest at a fixed rate of 6%, and is due in equal payments over a five year period, with the first payment due in January 2010.

The following table summarizes activity related to interest and finance fees:

(US$ in millions)	Three Months Ended
	March 31, 2009	March 31, 2008
Interest expense	$0.3	$6.1
Finance fees	–	0.6
	$0.3	$6.7

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

8.	Derivative Financial Instruments
a)	Forward Currency Contracts

The Corporation uses foreign currency forward contracts to fix the rate of exchange for Canadian dollars at future dates in order to reduce the Corporation’s exposure to foreign currency fluctuations on cash flows related to its share of the Endako Mine’s operations. The terms of these contracts are less than one year. At March 31, 2009, the Corporation had open forward currency contracts with a total commitment to purchase Cdn$14.5 million at an average rate of US$0.78 (December 31, 2008 – Cdn$6.0 million at an average rate of US$0.81).

The Corporation does not consider these contracts to be hedges for accounting purposes and has determined these contracts to be derivative instruments, the fair value of which was an asset of $0.2 million at March 31, 2009 (December 31, 2008 –$0.1 million). The asset has been included in other assets on the Corporation’s consolidated balance sheets.

b)	Provisionally-priced contracts

The Corporation enters into agreements to sell and purchase molybdenum at prices to be determined in the future. The future pricing mechanism of these agreements constitutes an embedded derivative which must be bifurcated and separately recorded.

Changes to the fair value of embedded derivatives related to molybdenum sales agreements are included in molybdenum sales revenue in the determination of net income. As of March 31, 2009, the fair value of these embedded derivatives was a liability of $0.9 million (December 31, 2008 – asset of $0.1 million) and has been included in accounts payable on the Corporation’s balance sheet. For the three months ended March 31, 2009, an unrealized loss of $1.0 million has been included in molybdenum sales on the Corporation’s consolidated statements of income (three months ended March 31, 2008 - no sales agreements in prior year).

Changes to the fair value of embedded derivatives related to molybdenum purchases are included in operating expenses in the determination of net income. As of March 31, 2009, the fair value of these embedded derivatives was an asset of $0.1 million (December 31, 2008 – liability of $0.7 million). For the three months ended March 31, 2009, an unrealized gain of $0.1 million has been included in operating expenses on the Corporation’s consolidated statements of income (three months ended March 31, 2008 - $0.5 million loss).

c)	Forward Sales Contracts

The Corporation has forward sales contracts with fixed-price agreements under which it is required to sell certain future molybdenum production at prices that may be different than the prevailing market price. Forward sales contracts in place at March 31, 2009 cover the period 2009 to 2011. As of March 31, 2009, the Corporation had committed to sell approximately 1.3 million pounds at an average market price of approximately $17.11 per pound. These contracts had a mark-to-market value totaling $5.2 million (as of December 31, 2008 - $4.5 million). The current portion of $2.0 million has been included in other assets on the Corporation’s consolidated balance sheet. For the three months ended March 31, 2009, an unrealized gain of $0.6 million related to these forward sales contracts has been included as molybdenum sales on the Corporation’s consolidated statements of income (three months ended March 31, 2008 - $0.2 million loss).

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

9.	Other Liabilities

Other liabilities consist of:

(US$ in millions)	March 31, 2009	December 31, 2008
Severance and retention liability	$14.5	$14.5
Contractual sales obligations	6.7	7.3
	$21.2	$21.8

The Corporation maintains an employee severance and retention program for certain individuals employed by Thompson Creek USA. As of March 31, 2009, the Corporation had recorded a liability of $15.2 million, of which $0.7 million was included in current liabilities (December 31, 2008 – $14.5 million and $nil classified in current liabilities). The Corporation has set aside funding for this liability by making periodic contributions to a trust fund based upon program participants’ salaries. The trust fund assets totaled $15.0 million at March 31, 2009 (December 31, 2008 – $14.2 million) and have been presented as restricted cash, a long-term asset, on the Corporation’s consolidated balance sheets. The Corporation recognized an expense of $1.0 million in the three months ended March 31, 2009 (three months ended March 31, 2008 - $1.6 million) for the retention and severance program.

On acquisition of Thompson Creek USA, the Corporation acquired a contractual agreement to sell 10% of certain production at the Thompson Creek Mine at an amount that was less than the prevailing market price at the date of the acquisition. Deliveries under this contract commenced in 2007 and, based on the current mine plan, will continue through 2011. As of March 31, 2009, the Corporation has a liability of $6.7 million related to future deliveries under this agreement (December 31, 2008 – $7.3 million). As this contractual agreement is satisfied by delivery of product, the liability is being drawn down with a corresponding adjustment to molybdenum sales in the determination of net income. For the three months ended March 31, 2009, $0.6 million related to this obligation had been realized and included in molybdenum sales (three months ended March 31, 2008 – $0.5 million).

10.	Asset Retirement Obligations

The following table details items affecting asset retirement obligations for future mine closure and reclamation costs in connection with the Corporation’s Thompson Creek Mine, Endako Mine and Davidson Project:

(US$ in millions)	Thompson Creek Mine	Endako Mine	Davidson Project	Total
As of December 31, 2008	$18.7	$4.4	$0.2	$23.3
Revisions to expected cash flows	–	–	–	–
Accretion	0.2	0.1	–	0.3
Foreign exchange	–	(0.1)	–	(0.1)
As of March 31, 2009	$18.9	$4.4	$0.2	$23.5

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

11.	Common Share Capital and Common Share Warrants

As of March 31, 2009 and December 31, 2008, there were 122,253,000 common shares outstanding and 24,505,000 common share warrants outstanding.

12.	Stock-based Compensation

The Corporation uses the fair value method of accounting for stock-based compensation and recognized a stock-based compensation expense of $1.4 million for the three months ended March 31, 2009 (three months ended March 31, 2008 – $1.7 million). The stock-based compensation expense recorded in each period includes costs related to option awards made during the period as well as the amortization of costs of prior period awards that did not vest at the grant date.

The Corporation did not grant any stock options during the three months ended March 31, 2009 (three months ended March 31, 2008 – 25,000).

As of March 31, 2009 and December 31, 2008, there were 8,788,000 options outstanding at a weighted average exercise price per option of Cdn $12.51.

13.	Commitments and Contingencies

The Corporation has entered into commitments to buy Canadian dollars at future dates at established exchange rates (see Note 8(a)).

The Corporation has committed to sell a certain amount of production at a defined price that may be greater or less than market (see Note 8(c) and Note 9).

In the normal course of operations, the Corporation enters into agreements for the purchase of molybdenum. As of March 31, 2009, the Corporation had commitments to purchase approximately 3.1 million pounds of molybdenum sulfide concentrates for the remainder of 2009 to be priced at a discount to the market price for molybdenum oxide at the time of purchase.

As of March 31, 2009, the Corporation had commitments related to the purchase of major mill equipment for its share of the Endako mill expansion of approximately $18.2 million in 2009 and approximately $18.0 million in 2010. In January 2008, a payment of $100.0 million was made to the former shareholders of Thompson Creek Metals Company USA to settle an acquisition price adjustment recorded in 2007 related to the market price of molybdenum in 2007. The Corporation may be responsible for a further contingent payment in early 2010 of $25.0 million if the average price of molybdenum exceeds $15.00 per pound in 2009.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

14.	Exploration and Development

(US$ in millions)	Three Months Ended
	March 31, 2009	March 31, 2008
Davidson project	$0.2	$0.9
Mt. Emmons project	1.5	–
Endako Mine	–	0.1
	$1.7	$1.0

15.	Income and Mining Taxes

(US$ in millions)	Three Months Ended
	March 31, 2009	March 31, 2008
Current income and mining taxes	$3.3	$25.5
Future income and mining taxes recoverable	(5.6)	(6.3)
	$(2.3)	$19.2

Income and mining taxes differ from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. The differences result from the following items:

(US$ in millions)	Three Months Ended
	March 31, 2009	March 31, 2008
Income before income and mining taxes	$8.9	$66.0
Combined Canadian federal and provincial income tax rates	30%	31%
Income taxes based on above rates	2.7	20.5
Increase (decrease) to income taxes due to:
Difference in foreign statutory tax rates operations	0.5	2.5
Provincial and state mining taxes	0.2	3.6
Withholding taxes	0.3	0.1
Non-deductible expenses	0.5	1.7
Non-taxable income	(0.5)	(0.4)
Depletion allowance	(2.1)	(6.9)
Change in valuation allowance	(0.7)	–
Impact of reduction in tax rates on future income and mining taxes	(1.5)	(2.6)
Other	(1.7)	0.7
Income and mining taxes (recoverable)	$(2.3)	$19.2

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

16.	Net Income per Share

(US$ in millions except share and per share amounts)	Three Months Ended
	March 31, 2009	March 31, 2008
Net income	$11.2	$46.8

Basic weighted-average number of shares outstanding (000’s)	122,253	113,457
Effect of dilutive securities
Common share warrants	–	11,720
Stock options	77	2,497
Diluted weighted-average number of shares outstanding (000’s)	122,330	127,674

Net income per share
Basic	$0.09	$0.41
Diluted	$0.09	$0.37

For the three months ended March 31, 2009, 8,711,000 stock options and 24,505,000 warrants (March 31, 2008 – 2,025,500 stock options and nil warrants) have been excluded from the computation of diluted securities as these would be considered to be anti-dilutive.

17.	Related Party Transactions

Consolidated sales to members of a group of companies affiliated with the other participant in the Endako Mine joint venture were $12.1 million for the three months ended March 31, 2009, representing 15.4% of the Corporation’s total revenues for the period (three months ended March 31, 2008 – $54.2 million and 21.3%, respectively). For the three months ended March 31, 2009, the Corporation recorded management fee income of $0.1 million (three months ended March 31, 2008 – $0.2 million) and selling and marketing costs of $0.1 million (three months ended March 31, 2008 – $0.4 million) from this group of companies. At March 31, 2009, the Corporation’s accounts receivable included $3.6 million owing from this group of companies (December 31, 2008 – $8.9 million).

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

18.	Supplementary Cash Flow Information

(US$ in millions)	Three Months Ended
	March 31, 2009	March 31, 2008
Change in non-cash working capital:
Accounts receivable	$23.5	$(39.8)
Product inventory	10.8	21.0
Material and supplies inventory	1.0	(4.9)
Prepaid expense and other current assets	0.1	0.1
Income and mining taxes recoverable	–	13.4
Accounts payable and accrued liabilities	(2.5)	19.7
Income and mining taxes payable	(7.5)	1.7
	$25.4	$11.2

Cash interest paid	$0.2	$5.0
Cash income taxes paid	$10.4	$10.2
Cash and cash equivalents is comprised of:
Cash	$63.1	$47.5
Cash equivalents	$97.2	–
	$160.3	$47.5

Cash equivalents consist of treasury securities and money market instruments issued or guaranteed by US and Canadian financial institutions and the US and Canadian governments that have an original maturity date of less than 90 days.

19.	Financial Risk Management

The Corporation’s activities expose it to a variety of financial risks which include foreign exchange risk, interest rate risk, commodity price risk, counterparty and credit risk and liquidity risk.

The Corporation enters into foreign currency exchange forward contracts, molybdenum forward sales contracts, and provisionally-priced contracts for the purchase and sale of molybdenum to manage its exposure to fluctuations in foreign exchange rates and molybdenum prices.

The carrying amounts of accounts receivable, accounts payable and accrued liabilities and fixed and variable rate debt approximate fair value as of March 31, 2009 and December 31, 2008, respectively.

The Corporation does not acquire, hold, or issue financial instruments for trading or speculative purposes. Derivative instruments are used to manage certain market risks resulting from fluctuations in foreign currency exchange rates. On a limited basis, the Corporation enters into forward contracts for the purchase of Canadian dollars.

The Corporation monitors its positions with, and the credit quality of, the financial institutions in which it invests. The Corporation’s current investment policy limits investments to US and Canadian government-backed financial instruments.

The Corporation controls credit risk related to accounts receivable through credit approvals, credit limits, and monitoring procedures. Management considers the credit of each individual customer, including payment history and other commercial business factors.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

Foreign Exchange Risk

The US dollar is the measurement currency of the majority of the Corporation’s activities. However, the Canadian dollar is the measurement currency of the Corporation’s self sustaining Canadian operations. The Corporation has potential currency exposures in respect of items denominated in currencies other than the operations’ measurement currency. The Corporation’s foreign exchange exposures include:

•	Transactional exposure in its Canadian dollar self sustaining operation as molybdenum sales are denominated in US dollars and the majority of operating expenses are in Canadian dollars;
•	Transactional exposure to its self sustaining Canadian operations; whereby, those operations hold financial instruments in a currency other than the Canadian dollar.
•	Transactional exposure to Canadian dollar transactions and balances in US dollar functional currency operations.

The Corporation enters into foreign exchange forward contracts to manage these exposures. As of March 31, 2009, the Corporation had open forward exchange contracts for Cdn$14.5 million to sell US dollars and buy Canadian dollars at a weighted average exchange rate of US$0.78. All foreign exchange forward contracts are due within the year. As of March 31, 2009, the fair value of these contracts was an asset of $0.2 million.

With other variables unchanged, each $0.10 strengthening (weakening) of the US dollar against the Canadian dollar would result in an increase (decrease) of approximately $6.2 million in net earnings for the three months period ended March 31, 2009.

Interest Rate Risk

The Corporation has invested and borrowed at variable rates. Cash and cash equivalents receive interest based on market interest rates. Some of the Corporation’s debt facilities are variable rate facilities based on LIBOR and prime rates.

Commodity Price Risk

The Corporation enters into certain molybdenum sales contracts where it sells future molybdenum production at fixed prices. These fixed prices may be different than the quoted market prices at the date of sale. The Corporation physically delivers molybdenum under these contracts; however, has chosen not to use the normal usage exemption and therefore treats these contracts as non-financial derivatives. The fair value is recorded on the balance sheet with changes in fair value recorded in revenue. The fair value is calculated using a discounted cash flow based on estimated forward prices. The Corporation uses an average of long-term prices as forecast by independent analysts.

As of March 31, 2009, the fair value of the Corporation’s fixed forward sales contracts is as follows:

(US$ in millions except per pound amounts)	2009	2010	2011
Molybdenum committed (000’s lb)	405	490	417
Fair value – asset	$2.1	$1.5	$1.6
Average price ($/lb)	$13.26	$17.00	$21.00

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

The Corporation also enters into molybdenum sale and purchase agreements with provisional pricing mechanisms where the final prices are determined by quoted market prices subsequent to the date of the sale or purchase. As a result, the value of the respective trade receivable and trade payable changes as the underlying market price changes. This component of these contracts is an embedded derivative, which is initially recorded at fair value with subsequent changes in fair value recorded in revenue and operating expenses, respectively. The Corporation uses the latest Platts Metals Week published average molybdenum oxide price as the estimated forward price.

As of March 31, 2009, the fair value of embedded derivatives in the provisionally priced sale and purchase agreements is as follows:

(US$ in millions except per pound amounts)	Pounds Sold/Purchased (000’s lb)	Fair Value Asset (Liability)
Provisionally priced sales	639	$(0.9)
Provisionally priced purchases	187	$0.1

These agreements will mature within the year.

Counterparty and Credit Risk

The Corporation is exposed to counterparty risk from its current cash and cash equivalent balances, its short-term cash investments, and its insurance policy to provide financial assurance of future mine reclamation costs at its mines. Counterparties to current cash balances, money market instruments, government treasury securities and its insurance policy are US and Canadian institutions and the US and Canadian governments. The Corporation manages these counterparty risks by establishing approved counterparties and assigning investment limits for counterparties.

The Corporation manages its credit risk from its accounts receivable through established credit monitoring activities. As of March 31, 2009 the Corporation had one customer which owed the Corporation more than $5.0 million and accounted for approximately 27% of all receivables outstanding. There were another six customers having balances greater than $1.0 million but less than $5.0 million that accounted for 32% of total receivables. All of these balances were compliant with credit terms and scheduled payment dates. The Corporation’s maximum credit risk exposure is the carrying value of its accounts receivable.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

Liquidity Risk

The Corporation manages its liquidity risk by maintaining cash and cash equivalent balances and by utilizing its line of credit, if necessary. Surplus cash is invested in a range of 30 to 180-day US and Canadian government-backed financial instruments under the Corporation’s investment policy. As of March 31, 2009, the Corporation had an unutilized line of credit of $35.0 million.

As of March 31, 2009, contractual undiscounted cash flow requirements for financial assets and liabilities, including interest payments are as follows:

(US$ in millions)	2009 to 2011	2012 Onward	Total
Accounts payable	$24.0	$–	$24.0
Long-term debt	$11.5	$5.4	$16.9
Commodity contracts	$0.8	$–	$0.8
Capital commitments	$36.2	$–	$36.2

Pledged Financial Assets

The Corporation has financial assets that are pledged for employee compensation and reclamation obligations. The Corporation maintains a separate trust fund to satisfy its obligation to employees under a severance and retention compensation arrangement. Reclamation deposits are maintained to satisfy the Corporation’s obligation for future reclamation expenditures at its mine sites.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

20.	Capital Risk Management

The Corporation defines its capital as follows:

•	Shareholders’ equity;
•	Long-term debt; and
•	Short-term debt.

Capital as defined above as of March 31, 2009 and December 31, 2008 are as follows:

(US$ in millions)	March 31, 2009	December 31, 2008
Shareholders’ equity	$821.0	$817.5
Debt	16.9	17.3
	$837.9	$834.8

The Corporation’s objectives with regard to its capital are:

•	Maintain adequate working capital to operate its business;
•	Comply with financial covenants on the line of credit;
•	Utilize equipment financings to supplement working capital needs; and
•	Opportunistic investments

The Corporation’s capital structure is managed and adjusted as necessary by monitoring economic conditions, debt and equity markets, and changes to the Corporation’s operating plans. Covenants relating to existing debt are monitored regularly to ensure compliance. Outstanding debt is evaluated to determine if it contains the most favorable terms available to the Corporation or if the Corporation should reduce the amount outstanding from cash available or pursue new equity issuances.

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

21.	Segment Information

The Corporation has two reportable segments: US Operations and Canadian Operations. The US Operations segment includes all mining, milling, roasting and sale of molybdenum products from the Thompson Creek Mine and the Langeloth Metallurgical Facility, as well as all roasting and sales of third party purchased material. The Canadian Operations segment includes all mining, milling, roasting and sale of molybdenum products from the 75% owned Endako Mine. The Corporation evaluates segment performance based on income from mining and processing. The Corporation attributes other income and expenses to the reporting segments if the income or expense is directly related to segment operations, as described above. The Corporation does not allocate corporate expenditures such as general and administrative, exploration and development, and interest income and expense items. The Corporation does not report income and mining taxes by reporting segment as the Corporation’s tax attributes are determined by legal entity.

Segment information for the three months ended and as of March 31, 2009 and 2008 is as follows:
(US$ in millions)
Three months ended March 31, 2009	US Operations	Canadian Operations	Total
Revenues
Molybdenum sales	$53.1	$22.4	$75.5
Tolling and calcining	3.4	–	3.4
	56.5	22.4	78.9
Cost of sales
Operating expenses	39.4	13.9	53.3
Selling and marketing	0.9	0.5	1.4
Depreciation, depletion and amortization	7.9	4.0	11.9
Accretion	0.2	0.1	0.3
	48.4	18.5	66.9
Segment income from mining and processing	8.1	3.9	12.0

Other segment (income) expenses:
Gain on foreign exchange	–	(3.2)	(3.2)
	–	(3.2)	(3.2)
Segment income before income and mining taxes	$8.1	$7.1	$15.2

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

(US$ in millions)
Three months ended March 31, 2008	US Operations	Canadian Operations	Total
Revenues
Molybdenum sales	$195.7	$54.5	$250.2
Tolling and calcining	4.6	–	4.6
	200.3	54.5	254.8
Cost of sales
Operating expenses	150.8	15.8	166.6
Selling and marketing	1.8	0.7	2.5
Depreciation, depletion and amortization	4.4	3.3	7.7
Accretion	0.6	0.1	0.7
	157.6	19.9	177.5
Segment income from mining and processing	42.7	34.6	77.3

Other segment (income) expenses:
Stock-based compensation	0.3	0.1	0.4
Gain on foreign exchange	–	(1.7)	(1.7)
	0.3	(1.6)	(1.3)
Segment income before income and mining taxes	$42.4	$36.2	$78.6

THOMPSON CREEK METALS COMPANY INC.

Notes to the Consolidated Financial Statements

Three Months Ended March 31, 2009

(Unaudited)

Reconciliation of segment income to net income

(US$ in millions)	March 31, 2009	March 31, 2008

Segment income	$15.2	$78.6
Other (income) expenses:
General and administrative	3.7	3.4
Stock-based compensation	1.4	1.3
Exploration and development	1.7	1.0
Interest and finance fees	0.3	6.7
Interest income	(0.4)	(0.8)
Other	(0.4)	1.0
Income before income and mining taxes	8.9	66.0
Income and mining taxes (recoverable)	(2.3)	19.2
Net income	$11.2	$46.8

Other segment information regarding capital expenditures, assets and liabilities, including the assets and liabilities attributed to corporate operations, is as follows (US$ in millions):

As of March 31, 2009	US Operations	Canadian Operations	Corporate	Total
Capital expenditures	$11.5	$13.4	$2.7	$27.6
Capital assets	$323.4	$276.5	$0.5	$600.4
Goodwill	$47.0	$–	$–	$47.0
Assets	$671.7	$392.2	$11.1	$1,075.0
Liabilities	$162.6	$88.8	$2.6	$254.0

As of March 31, 2008	US Operations	Canadian Operations	Corporate	Total
Capital expenditures	$3.7	$4.4	$–	$8.1
Capital assets	$274.6	$277.1	$2.4	$554.1
Goodwill	$80.0	$41.9	$–	$121.9
Assets	$643.9	$394.9	$4.9	$1,043.7
Liabilities	$179.9	$117.6	$220.6	$518.1

EXHIBIT 2

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

This Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operation of Thompson Creek Metals Corporation Inc. (“Thompson Creek” or the “Corporation”) was prepared as of May 6, 2009, and should be read in conjunction with the unaudited consolidated financial statements of the Corporation and the notes thereto for the three months ended March 31, 2009 and with both the audited consolidated financial statements of the Corporation and the notes thereto and Management’s Discussion and Analysis for the year ended December 31, 2008. All dollar amounts are expressed in United States (“US”) dollars unless otherwise indicated. Additional information on the Corporation is available on SEDAR at www.sedar.com, or on EDGAR at www.sec.gov.

Business Overview

Thompson Creek is a Canadian molybdenum mining company with vertically integrated mining, milling, processing and marketing operations in Canada and the US. The Corporation’s operations include the Thompson Creek Mine (mine and mill) in Idaho, the Langeloth Metallurgical Roasting Facility in Pennsylvania and a 75% joint venture interest in the Endako Molybdenum Mine Joint Venture (“Endako Mine”) (mine, mill and roaster) in British Columbia. In addition, the Corporation has two underground molybdenum development projects comprised of an option to acquire up to 75% of the Mount Emmons molybdenum property, located in Colorado, and the Davidson molybdenum property (“Davidson Project”), located in British Columbia.

Highlights First Quarter 2009

•	Net income for the first quarter of 2009 was $11.2 million, or $0.09 per basic and diluted common share.

•	Consolidated revenues for the first quarter of 2009 were $78.9 million, down 69% from the first quarter of 2008, as a result of significantly lower molybdenum sales prices.

•

Consolidated molybdenum sales for the first quarter of 2009 totalled $75.5 million, representing 7.4 million pounds sold at an average realized price of $10.14 per pound, compared to molybdenum sales of $250.2 million for the first quarter of 2008, representing 7.7 million pounds sold at an average realized price of $32.69 per pound.

•	Operating cash flows were $44.7 million for the first quarter of 2009, compared to $63.4 million for the first quarter of 2008.

•

Capital expenditures totalled $18.7 million in the first quarter of 2009, comprised of $14.9 million of sustaining capital expenditures together with $3.8 million of capital expenditures for the Endako mill expansion (75% share).

•

Total cash, cash equivalents and short-term investments at March 31, 2009 were $260.6 million, compared to $258.0 million as of December 31, 2008. Total debt as of March 31, 2009 was $16.9 million compared to $17.3 million as of December 31, 2008.

•	Molybdenum mined production in the first quarter of 2009 increased 8% to 6.1 million pounds from 5.6 million pounds in the first quarter of 2008.

•	Average cash cost per pound produced in the first quarter of 2009 was $5.93 per pound compared to $8.29 per pound in the first quarter of 2008.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

Outlook

Molybdenum prices declined gradually during the first quarter of 2009, falling in 11 of the first 13 weeks of the year. The monthly Platts Metals Week published molybdenum oxide price averaged $8.94 per pound during the quarter. For the month of April 2009, this published price declined further to an average $7.90 per pound. The published Platts Metals Week price on April 30, 2009 was a range of $8.30 to $8.80 per pound. The Corporation’s realized sales price averaged $10.14 per pound for the first quarter of 2009, which reflects upgraded product sales as well as sales of molybdenum oxide (which typically lags the market price).

Based on market trends experienced in the January to April period, the Corporation expects its average realized price to be lower in the second quarter than in the first quarter of 2009. Additionally, the Corporation’s sales volumes are expected to be less during the 2009 second quarter as the Company continues its efforts to match production with the anticipated level of sales.

For fiscal 2009, previous guidance remains unchanged with molybdenum production levels of 20 to 24 million pounds. For 2009, expected production from the Thompson Creek Mine is 15 to 17 million pounds (unchanged from previous guidance), and the Corporation’s 75% share of Endako Mine expected production is 5 to 7 million pounds (unchanged from previous guidance).

For fiscal 2009, given the lower cash cost per pound produced for the 2009 first quarter, the anticipated average cash cost per pound produced has been revised to an estimated $6.25 to $7.25 per pound (compared to previous guidance of $7.25 to $8.25 per pound), with the Thompson Creek Mine expected to be approximately $6.00 to $7.00 per pound (compared to previous guidance of $7.00 to $8.00 per pound) and the Endako Mine at an estimated cash cost of $7.00 to $8.00 per pound (compared to previous guidance of $8.00 to $9.00 per pound). This assumes a US$/Cdn$ exchange rate of 1.20 for the last nine months of fiscal 2009. The revised fiscal 2009 Thompson Creek Mine cash cost per pound produced includes approximately $30 million of stripping costs, totalling $1.75 to $2.00 per pound produced (compared to previous guidance of $40 million of stripping costs, totalling $2.30 to $2.60 per pound produced) related to future planned production phases. The 2009 Endako Mine operating plan has minimal stripping costs. The decline in the expected cash cost per pound produced was primarily due to the result of favorable foreign exchange rates in the first quarter of 2009 (converting Cdn$ costs to US$ costs) and lower mining and milling costs, including lower grinding media, consumable and electrical power costs together with lower equipment maintenance costs.

For fiscal 2009, the Corporation’s share of estimated sustaining capital expenditures at both mines and the Langeloth Metallurgical Facility are expected to be $38 million and 75% of the estimated Endako mill expansion capital expenditures are expected to be $22 million (unchanged from previous guidance).

For fiscal 2009, the Corporation’s sales of molybdenum produced from its own mines are expected to be 20 to 24 million pounds, with sales of molybdenum purchased, processed and resold for 2009 expected to be 3 to 4 million pounds (unchanged from previous guidance).

The Corporation believes the long-term outlook for its business is positive. The Corporation is positioned to react quickly to further changes in the molybdenum market in order to ensure that working capital levels are maintained. Operating cash flows will be impacted by approximately $20 to $24 million for every $1.00 per pound change in the molybdenum price.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

Selected Consolidated Operations and Financial Information

(US$ in millions except per pound and per share amounts - Unaudited)	Three months ended March 31,
	2009	2008
Operations
Molybdenum production from mines (000’s lb) [1]	6,057	5,589
Cash cost ($/lb produced) [2]	$5.93	$8.29
Molybdenum sold (000’s lb):
Thompson Creek Mine and Endako Mine production	6,549	4,082
Product purchased, processed and resold	898	3,572
	7,447	7,654
Average realized price ($/lb)	$10.14	$32.69
Financial
Revenue
Molybdenum sales	$75.5	$250.2
Tolling and calcining	3.4	4.6
	78.9	254.8
Cost of sales
Operating expenses	53.3	166.6
Selling and marketing	1.4	2.5
Depreciation, depletion and amortization	11.9	7.7
Accretion	0.3	0.7
	66.9	177.5
Income from mining and processing	12.0	77.3
Net income (loss)	$11.2	$46.8
Net income (loss) per share
- basic	$0.09	$0.41
- diluted	$0.09	$0.37
Cash flow provided by operating activities	$44.7	$63.4
	March 31, 2009	December 31, 2008
Cash and cash equivalents	$160.3	$258.0
Short-term investments	$100.3	$-
Total assets	$1,075.0	$1,099.2
Total debt	$16.9	$17.3
Total liabilities	$254.0	$281.7
Shareholders’ equity	$821.0	$817.5
Shares outstanding (000’s)	122,253	122,253

[1]

Mined production pounds are molybdenum oxide and high performance molybdenum disulfide (“HPM”) from the Corporation’s share of the production from the mines; excludes molybdenum processed from purchased product.

[2]

Weighted-average of Thompson Creek Mine and Endako Mine cash costs (mining, milling, roasting and packaging) for molybdenum oxide and HPM produced in the period, including all stripping costs. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulfide on site, includes an estimated molybdenum loss and an allocation of roasting and packaging costs from the Langeloth facility. See Non-GAAP Financial Measures on page 12 for additional information.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

Summary of Quarterly Results

(US$ in millions except per pound and per share amounts – Unaudited)

	Jun 30	Sep 30	Dec 31	Mar 31	Jun 30	Sep 30	Dec 31	Mar 31
	2007	2007	2007	2008	2008	2008	2008	2009
Operations
Mined molybdenum production (000’s lb)	4,466	3,024	3,443	5,589	6,184	6,499	7,773	6,057
Cash cost ($/lb produced) [1]	$ 9.07	$ 13.22	$ 13.58	$ 8.29	$ 8.85	$ 7.33	$ 6.01	$ 5.93
Molybdenum sold (000’s lb):
Thompson Creek Mine and Endako Mine Production	5,079	3,391	3,151	4,082	4,830	6,879	6,558	6,549
Product purchased, processed and resold	3,075	2,722	3,066	3,572	2,500	3,044	1,565	898
	8,154	6,113	6,217	7,654	7,330	9,923	8,123	7,447
Average realized price ($/lb)	$ 29.59	$ 32.06	$ 31.08	$ 32.69	$ 32.68	$ 32.85	$ 21.72	$ 10.14

Financial
Revenue	$ 247.8	$ 200.9	$ 197.8	$ 254.8	$ 243.9	$ 331.1	$ 181.6	$ 78.9
Income from mining and processing	$ 104.1	$ 60.9	$ 47.9	$ 77.3	$ 105.4	$ 159.0	$ 88.5	$ 12.0
Net income (loss)	$ 56.8	$ 24.0	$ 28.8	$ 46.8	$ 60.4	$ 100.6	$ (24.6)	$ 11.2
Income (loss) per share
- basic	$ 0.51	$ 0.21	$ 0.25	$ 0.41	$ 0.52	$ 0.80	$ (0.20)	$ 0.09
- diluted	$ 0.45	$ 0.18	$ 0.22	$ 0.37	$ 0.45	$ 0.74	$ (0.20)	$ 0.09
Cash flow provided by operating activities	$ 0.4	$ 31.4	$ 45.7	$ 63.4	$ 62.9	$ 110.3	$ 181.0	$ 44.7
[1]	See Non-GAAP Financial Measures on page 12 for additional information.

Financial Review

Three Months Ended March 31, 2009

Income Statement

Net income for the three months ended March 31, 2009 was $11.2 million or $0.09 per basic and diluted share, compared to $46.8 million, or $0.41 basic and $0.37 diluted share, for the same period in 2008.

Revenues for the three months ended March 31, 2009 were $78.9 million, down $175.9 million or 69% from $254.8 million for the same period in 2008. The average realized sales price for molybdenum for the first quarter of 2009 was $10.14 per pound, down 69% from $32.69 per pound for the first quarter of 2008. Molybdenum sold from the Corporation’s mines in the first quarter of 2009 was 6.5 million pounds, up 60% from 4.1 million pounds sold in the same period in 2008. This volume variance was primarily due to lower production at the Corporation’s mines during the fourth quarter of 2007, resulting in less product being available for sale during the first quarter of 2008. Sales volumes from third party product purchased, processed and resold was 0.9 million pounds for the 2009 quarter compared to 3.6 million pounds for the same period in 2008. This volume variance was primarily due to increased purchases during the fourth quarter of 2007 and the first quarter of 2008 in order to meet 2008 sales demand. The volume of material toll roasted and processed for third parties was down 26% in the first quarter of 2009 relative to the same period in 2008 due to lower demand for these services in the current period.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

Operating expenses for the three months ended March 31, 2009 were $53.3 million, down $113.3 million or 68% from $166.6 million for the same period in 2008. Sales volumes and related costs for the third party material that was purchased, processed and resold was down significantly during the first quarter of 2009 from the first quarter of 2008 which resulted in the significant decline in the operating expenses in the 2009 quarter. Additionally, operating expenses declined due to the lower cash cost per pound produced from the Corporation’s mines in the fourth quarter of 2008 and the first quarter of 2009 compared to the same periods in 2007 and 2008.

Cash cost per pound produced from the Corporation’s mines declined in the first quarter of 2009 to $5.93 per pound produced from $8.29 per pound produced for the comparable quarter in 2008. The decline in the cash cost per pound produced was primarily due to increased production as a result of higher ore grades and recoveries at the Thompson Creek Mine together with lower mining and milling costs from both of the Corporation’s mines in the 2009 quarter compared to the 2008 quarter.

Depreciation, depletion and amortization expense for the three months ended March 31, 2009 was $11.9 million or 55% more than $7.7 million for the first quarter of 2008. This increase was primarily due to a draw-down of product inventory from the Corporation’s mines during the 2009 first quarter and a build-up of product inventory from the Corporation’s mines during the 2008 first quarter, which resulted in higher depreciation and depletion costs in the 2009 quarter and lower depreciation and depletion costs in the 2008 quarter. Product inventory costs include depreciation, depletion and amortization.

General and administrative expense for the 2009 first quarter was $3.7 million, $0.3 million higher than the first quarter of 2008. This increase primarily related to increased public company costs related to Sarbanes-Oxley compliance work and higher consulting costs. Overall, the general and administrative expenses for all of fiscal 2009 are expected to be lower than fiscal 2008 as the transition of the finance function from Vancouver to Denver was substantially completed as of December 31, 2008.

Stock-based compensation for the first quarter of 2009 was $1.4 million, down $0.3 million from $1.7 million for the first quarter of 2008. No stock option awards were granted in the 2009 period while 25,000 stock option awards were granted in the 2008 period. The stock-based compensation expense recorded in each period includes costs related to option awards made during the period as well as the amortization of costs of prior period awards that did not vest at the grant date.

Exploration and development expenses for the first quarter of 2009 were $1.7 million compared to $1.0 million for the first quarter of 2008. These expenses vary from period to period according to the type of activity being undertaken. The 2009 expenses primarily relate to expenditures under an earn-in agreement on the Mount Emmons underground molybdenum project in Colorado. For the 2008 first quarter, exploration expenditures primarily related to the Davidson feasibility study and the permitting work for this project.

Foreign exchange gains for the first quarter of 2009 were $3.2 million compared to $1.5 million for the first quarter of 2008. The US$ strengthened against the Cdn$ in both quarters which resulted in a foreign exchange gain on US$ cash balances in entities that have the Cdn$ as their measurement currency. Additionally, the US$ cash balance in the entities with the Cdn$ measurement currency was higher as of March 31, 2009 compared to March 31, 2008. The US$/Cdn$ exchange rate as of March 31, 2009 was 1.26 compared to 1.22 as of December 31, 2008. The US$/Cdn$ exchange rate as of March 31, 2008 was 1.03 compared to 0.99 as of December 31, 2007.

Interest and finance fees of $0.3 million for the first quarter of 2009 primarily represented interest on the equipment loans together with finance fees on the unused $35 million credit facility. For the first quarter of 2008, interest and finance fees of $6.7 million represented interest and finance fees on the first lien loan which was fully repaid in the second quarter of 2008.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

Interest income for the first quarter of 2009 was $0.4 million, down from $0.8 million for the first quarter of 2008. This is primarily the result of significantly lower interest rates during the 2009 quarter compared to the 2008 quarter.

For the first quarter of 2009, the Corporation recognized $0.4 million in other income primarily as a result of gains on derivative instruments. For the first quarter of 2008, the Corporation recognized $0.8 million in other expense primarily as a result of losses on derivative instruments.

The income tax impact for the first quarter of 2009 was significantly lower than the first quarter of 2008 primarily due to the reduced level of income before taxes. For the first quarter of 2009, the Corporation recognized a net $2.3 million tax benefit (current tax expense of $3.3 million and a future tax benefit of $5.6 million) compared to a net $19.2 million tax expense for the first quarter of 2008 (current tax expense of $25.5 million and a future tax benefit of $6.3 million). The net tax benefit for the 2009 quarter was primarily due to a reduction of the future British Columbia corporate income tax rate, the deduction of cross-border interest and a proportionately larger US percentage depletion deduction in relation to the US income before income and mining taxes in the 2009 quarter as compared to the 2008 quarter. The effective tax rate for the first quarter of 2008 was 29% which reflected a higher relative portion of the income for the quarter that was earned in the Canadian operation which was subject to a higher rate of income and mining taxes than the US operations.

Cash Flows

Cash generated by operating activities for the three months ended March 31, 2009 was $44.7 million compared to $63.4 million for the same period in 2008. This decline in cash flow from operations was mainly due to lower revenues for the 2009 quarter, which was partially offset by increased cash flow from working capital primarily related to the collection of accounts receivable and the draw-down of product inventory.

Cash used in investing activities for the three months ended March 31, 2009 was $138.4 million compared to $113.5 million for the same period in 2008. During the 2009 quarter, the Corporation made short-term investments of $100.3 million that consisted of US and Canadian government treasury securities and US government-backed commercial paper with maturities of greater than 90 days but less than 180 days. During the 2008 quarter, there were no comparable short-term investments. Additionally, in the 2009 quarter, property, plant and equipment payments increased by $19.5 million to $27.6 million due largely to payments made for the Endako mill expansion costs. Deferred stripping costs at the Thompson Creek Mine increased to $7.3 million for the first quarter of 2009 compared to $2.8 million for the first quarter of 2008. Stripping activity for both periods relates to Phase 7. Also in the first quarter of 2009, a $2.4 million reclamation deposit was made with the State of Idaho for the Thompson Creek Mine. In January 2008, a $100.0 million payment was made to the former shareholders of Thompson Creek Metals Corporation USA. This payment was in settlement of contingent consideration for the acquisition of Thompson Creek Metals Corporation USA, which became payable based on the market price of molybdenum in 2007.

Cash used by financing activities for the three months ended March 31, 2009 was $1.3 million compared to $17.0 million for the same period in 2008. During the 2009 first quarter scheduled principal payments of $1.3 million were made on equipment loans. During the 2008 quarter, the Corporation made $17.4 million in scheduled principal payments on its long-term debt obligations, including $16.7 million on the first lien facility and $0.7 million on equipment loans. During the 2008 quarter the Corporation also borrowed and subsequently repaid $22.5 million on its revolving credit facility. In addition, during the 2008 quarter, $0.4 million was raised through the issuance of common shares on the exercise of stock options.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

Operations Review

Thompson Creek Mine

The Corporation’s Thompson Creek Mine and mill are located near Challis, in central Idaho. Mining is done by conventional open pit methods utilizing electric-powered shovels and 200-ton haul trucks. Thompson Creek currently controls a block of contiguous mineral claims that includes patented and unpatented mineral claims and mill site claims comprising approximately 24,000 acres. The current 2009 mill capacity is approximately 28,000 tons per day and operates with a crusher, SAG mill, ball mill and flotation circuit.

The table that follows presents a summary of Thompson Creek Mine’s operating and financial results for the three months ended March 31, 2009 and 2008:

(US$ in millions except per pound amounts – Unaudited)	Three months ended March 31,
	2009	2008
Operations
Mined (000’s ore tons)	1,508	3,772
Milled (000’s tons)	2,031	2,503
Grade (% molybdenum)	0.125	0.085
Recovery (%)	90.8	86.1
Molybdenum production (000’s lb) [1]	4,373	3,631
Cash cost ($/lb produced) [2]	$5.83	$8.76
Molybdenum sold (000’s lb)	4,172	2,397
Average realized price ($/lb)	$10.51	$31.63
Financial[3]
Molybdenum sales	$43.9	$75.8
Cost of sales
Operating expenses	23.2	27.2
Selling and marketing	0.8	1.0
Depreciation, depletion and amortization	7.5	2.3
Accretion	0.2	0.6
	31.7	31.1
Income from mining and processing	$12.2	$44.7

[1]	Mined production pounds are molybdenum oxide and high performance molybdenum disulfide (“HPM”).
[2]

The Thompson Creek Mine cash cost represents the mining, milling, roasting and packaging for molybdenum oxide and HPM produced in the period, including all stripping costs. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulphide and HPM on site, includes an estimated molybdenum loss (oxide to sulphide) and an allocation of roasting and packaging costs from the Langeloth facility. See Non-GAAP Financial Measures on page 12 for additional information.

[3]

Since Thompson Creek only produces molybdenum sulfide and HPM on site, the financial information presented includes actual sales of molybdenum oxide, HPM and upgraded products, together with allocations of cost of sales from the Langeloth facility and Thompson Creek USA, including operating expenses, finished goods inventory adjustments, selling and marketing expenses and depreciation, depletion and amortization from the Langeloth facility.

The Thompson Creek Mine produced 4.4 million pounds of molybdenum in the first quarter of 2009 compared to 3.6 million pounds in the first quarter of 2008. Higher grade ore and a higher recovery rate in the first quarter of 2009 were the primary factors contributing to the higher production volumes in the 2009 quarter compared to the 2008 quarter. The higher grade and recovery rate more than offset lower tons mined and lower mill throughput. The lower tons mined were primarily the result of milling stockpiled material as planned. The lower mill throughput was the result of a planned change in the mill operating schedule (ten days on, four days off) that commenced in March 2009. During the 2008 first quarter, the mill was on a full operating schedule of seven days per week.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

Cash cost per pound produced decreased by 33% to $5.83 per pound for the 2009 first quarter from $8.76 per pound for the 2008 quarter. The cash cost per pound produced for the 2009 and 2008 first quarter included approximately $7.3 million and $2.8 million of mining costs related to stripping, respectively, totalling $1.67 per pound produced and $0.77 per pound produced, respectively, related to future planned production phases. The first quarter 2009 cash cost decline was primarily the result of higher production together with lower mining costs (due primarily to the elimination of contract labor, reductions in workforce, lower fuel costs and lower equipment maintenance costs), lower milling costs (due primarily to reductions in workforce given the planned reduction in the mill operation schedule) and lower freight costs. Cash cost per pound produced are trending down over the last few quarters (Q1 2009 - $5.83; Q4 2008 - $6.30; Q3 2008 - $7.38; Q2 2008 - $9.02; Q1 2008 – $8.76) as access to the core of the ore body improved and as ore grade and recoveries from this material continued to increase.

Molybdenum sold from Thompson Creek Mine material for the 2009 first quarter was 4.2 million pounds, at an average realized price of $10.51 per pound. In the comparable period of 2008, molybdenum sold was 2.4 million pounds, at an average realized price of $31.63 per pound. Molybdenum pounds sold in the 2009 first quarter were 74% higher than the same quarter in 2008. This volume variance was primarily due to lower production at the Thompson Creek Mine during the fourth quarter of 2007, resulting in less product being available for sale during the first quarter of 2008. The ore processed during the fourth quarter of 2007 had lower grades which limited the available inventory at the beginning of 2008. During the fourth quarter of 2007, the ore processed came primarily from stockpiled material.

During the 2009 first quarter, sales included delivery against certain forward sales contracts related to Phase 6 production of approximately 447,800 pounds at an average realized sales price of $8.03 per pound compared to approximately 350,000 pounds at an average realized sales price of $19.92 for the first quarter of 2008. During the 2009 first quarter, sales also included delivery against certain forward sales contracts with fixed-prices of approximately 24,000 pounds at an average realized sales price of $25.00 per pound compared to approximately 440,000 pounds at an average realized sales price of $27.84 per pound for the first quarter of 2008.

Operating expenses in the 2009 first quarter were $23.2 million, compared to $27.2 million for the first quarter of 2008. Operating expenses declined due to the significantly lower cash cost per pound produced from the Thompson Creek Mine during the fourth quarter of 2008 and the first quarter of 2009 compared to the same periods in 2007 and 2008.

Depreciation, depletion and amortization expense for the 2009 first quarter was $7.5 million, compared to $2.3 million for the 2008 first quarter. This increase was primarily due to a draw-down of product inventory from the Thompson Creek Mine during the 2009 first quarter and a build of product inventory during the 2008 first quarter, which resulted in higher depreciation and depletion costs in the 2009 quarter and lower depreciation and depletion costs in the 2008 quarter. Product inventory costs include depreciation, depletion and amortization.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

Endako Mine

The Corporation has a 75% interest in the Endako open-pit mine, mill and roaster which is located near Fraser Lake, British Columbia. The property is currently comprised of a contiguous group of 67 mineral tenures containing 42 claims and 25 leases, covering approximately 23,500 acres. In addition, surface rights are held to a portion of the mine site area. The mill has a capacity of approximately 31,000 tons per day and approximately a 35,000 pound per day multiple-hearth roaster.

The table that follows presents a summary of the Corporation’s 75% share of the Endako Mine’s operating and financial results for three months ended March 31, 2009 and 2008:

(US$ in millions except per pound amounts – Unaudited)	Three months ended March 31,
	2009	2008
Operations
Mined (000’s ore tons)	2,164	1,992
Milled (000’s tons)	1,745	2,051
Grade (% molybdenum)	0.061	0.071
Recovery (%)	79.3	78.8
Molybdenum production (000’s lb) [1]	1,684	1,958
Cash costs ($/lb produced) [2]	$6.17	$7.41
Molybdenum sold (000’s lb)	2,377	1,685
Realized price ($/lb)	$9.44	$32.38
Financial
Molybdenum sales	$22.4	$54.5
Cost of sales
Operating expenses	13.9	15.8
Selling and marketing	0.5	0.7
Depreciation, depletion and amortization	4.0	3.3
Accretion	0.1	0.1
	18.5	19.9
Income from mining and processing	$3.9	$34.6
[1]	Mined production pounds are molybdenum oxide.
[2]

The Endako Mine cash cost represents the mining, milling, roasting and packaging for molybdenum oxide produced in the period. Cash cost excludes: the effect of purchase price adjustments, effects of changes in inventory, and depreciation, depletion, amortization and accretion. See Non-GAAP Financial Measures on page 12 for additional information.

The Corporation’s 75% share of molybdenum production at the Endako Mine decreased in the first quarter of 2009 to 1.7 million pounds from 2.0 million pounds for the first quarter of 2008. The planned production decrease was primarily the result of processing fewer tons in the mill at a lower grade, which was partially offset by a slightly higher recovery.

Cash cost per pound decreased by 17% to $6.17 per pound for the 2009 first quarter from $7.41 per pound for the 2008 first quarter. The 2009 first quarter cash cost decline was primarily the result of favorable foreign exchange rates (converting Cdn$ costs to US$ costs) together with cost reduction measures, including the elimination of contract labor and reductions in workforce, lower milling costs (due primarily to lower consumable costs and lower repairs and maintenance costs) and lower mining costs (primarily due to decreased fuel and consumption costs). During the first quarter of 2009 and 2008, all of the ore mined was from the Denak pit, with some ore mined from stockpile. Relocation of the in-pit crusher and conveyor system was completed in March 2009 and the system was operating by the end of March 2009.

The Corporation’s share of molybdenum sold from Endako Mine for the first quarter of 2009 was 2.4 million

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

pounds at an average realized price of $9.44 per pound. In the same quarter of 2008, molybdenum sold was 1.7 million pounds at an average realized price of $32.38 per pound. Lower mine production in the fourth quarter of 2007 due to the effects of a rock slide in the Endako Pit resulted in less product inventory being available for sale during the first quarter of 2008.

The Corporation’s share of operating expenses in the first quarter of 2009 was $13.9 million, or 12% less than the comparable 2008 quarter of $15.8 million. The decline in operating expenses was primarily the result of the significantly lower cash cost per pound produced from the Endako Mine during the fourth quarter of 2008 and the first quarter of 2009 compared to the same periods in 2007 and 2008.

Depreciation, depletion and amortization expense for the 2009 first quarter was $4.0 million, compared to $3.3 million for the 2008 first quarter. This increase was primarily due to a draw-down of product inventory from the Endako Mine during the 2009 first quarter and a build of product inventory during the 2008 first quarter, which resulted in higher depreciation and depletion costs in the 2009 quarter and lower depreciation and depletion costs in the 2008 quarter. Product inventory costs include depreciation, depletion and amortization. Additionally, depreciation, depletion and amortization was higher in the 2009 first quarter primarily due to the purchase of four new haul trucks during the last half of 2008.

The Endako mill expansion project was approved during the first quarter of 2008 which was designed to increase milling capacity to 55,000 tons per day from the current 31,000 tons per day. Through 2008, detailed engineering was in progress on the project, with the earthwork and site preparation, the building foundations, the order placement of major mill equipment and the delivery of certain materials and equipment being completed. Due to the slowing demand for molybdenum that resulted in a sudden and sharp decline in molybdenum prices during the fourth quarter of 2008, the Endako mill expansion was suspended until economic conditions improve. Through March 31, 2009, the Corporation’s 75% share of Endako expansion capital incurred was $47.1 million, with the Corporation’s 75% share of capital commitments for the last nine months of 2009 estimated at approximately $18.2 million and for 2010 at approximately $18.0 million.

Langeloth Metallurgical Facility

The Corporation operates the Langeloth Metallurgical Facility located near Pittsburgh, Pennsylvania. Operations at Langeloth include roasting of molybdenum sulfide concentrate into molybdenum oxide, upgrading molybdenum oxide to pure sublimed oxide, oxide briquettes, ferromolybdenum, as well as the roasting of other metal products. Langeloth also processes molybdenum and certain other metals for third parties on a tolling, or cost-per-unit processed, basis.

Concentrate produced by the Thompson Creek Mine provides a substantial portion of the feed source for the operations at Langeloth. From time to time, concentrate produced by the Endako Mine also provides a feed source for the operations at Langeloth. In addition, molybdenum product is also tolled for third parties or purchased from third parties for processing at the Langeloth facility. The tolling and purchases are made to improve operating efficiency at the Langeloth facility.

Operating results for other operations represent activities related to the roasting and processing of third-party concentrate and other metals at the Langeloth facility and excludes product volumes and costs related to the roasting and processing of Thompson Creek and Endako Mine concentrate. Langeloth costs associated with roasting and processing of Thompson Creek Mine and Endako Mine concentrate are included in their respective operating results.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

The following is a summary of Langeloth’s other operating results for the three months ended March 31, 2009 and 2008:

(Unaudited)	Three months ended March 31,
	2009	2008
Operations
Molybdenum sold from purchased product (000’s lb)	898	3,572
Realized price on molybdenum sold from purchased product ($/lb)	$10.31	$33.56
Toll roasted and upgraded molybdenum (000’s lb)	1,179	1,179
Roasted metal products processed (000’s lb)	nil	6,748

In the 2009 first quarter, 0.9 million pounds of molybdenum processed from purchased concentrate were sold, down 75% from the 3.6 million pounds sold in the same quarter in 2008. Third-party concentrate purchases together with third-party purchased concentrate sales volumes declined in the first quarter 2009 compared to the prior year period primarily due to increased production at the Thompson Creek Mine. Lower production at the Thompson Creek Mine during the fourth quarter of 2007 resulted in less product being available for sale during the first quarter of 2008. In order to meet 2008 sales demand, additional third-party concentrate purchases and sales were made in the first quarter of 2008. Realized sales prices averaged $10.31 per pound in the 2009 first quarter, declining $23.25 per pound from $33.56 per pound for the 2008 first quarter.

The volume of toll roasted and upgraded molybdenum sold for the 2009 first quarter was the same as the first quarter 2008. During the first quarter of 2009, there were no roasted metal products processed as a result of the worldwide financial crisis and economic downturn during the fourth quarter of 2008 together with additional roasting capacity in the marketplace.

Mount Emmons Project

During the first quarter of 2009, the Corporation made $1.5 million of expenditures under an earn-in agreement with U.S. Energy (“USE”), which was signed in August 2008.

Liquidity and Capital Resources

At March 31, 2009, the Corporation had cash, cash equivalents and short-term investments of $260.6 million compared to cash and cash equivalents of $258.0 million at December 31, 2008. The Corporation monitors its positions with, and the credit quality of, the financial institutions in which it invests its cash, cash equivalents and short-term investments. The Corporation’s investment policy limits investments to government-backed financial instruments, other than balances maintained in various bank operating accounts. As of the date of this report, approximately 90% of the cash, cash equivalents and short-term investments were invested in US and Canadian government treasury securities and US-backed commercial paper.

The Corporation manages its credit risk from its accounts receivable through established credit monitoring activities. As of the date of this report, the Corporation has not experienced any material delinquencies regarding the collection of its accounts receivable. However, this is an area the Corporation continues to monitor closely given the current economic environment.

Operating activities provided cash flow of $44.7 million during the three months ended March 31, 2009. The use of funds for investing activities was $138.4 million, which included short-term investments of $100.3 million made during the first quarter of 2009 that consisted of US and Canadian government treasury securities and US government-backed commercial paper with maturities of greater than 90 days but less than 180 days. Additionally, investing activities for the 2009 quarter included $34.9 million of payments for capital

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

expenditures and deferred stripping and a $2.4 million reclamation deposit made with the State of Idaho for the Thompson Creek Mine.

Given the significant downturn in the economy and the sharp decline in molybdenum prices, the Corporation has significantly reduced 2009 capital expenditures, including the postponement of the mill expansion project at its 75%-owned Endako Mine and the postponement of the development of the Davidson project. For the first quarter of 2009, capital expenditures were $18.7 million (including a $2 million land interest purchase), with the remaining 2009 capital expenditures at the Corporation’s operating sites expected to be approximately $43.3 million. The 2009 first quarter capital expenditures of $18.7 million plus amounts paid that relate to amounts accrued at December 31, 2008 total $27.6 million, which is reflected in the consolidated statements of cash flows for the 2009 quarter.

The Corporation continues to be well positioned with March 31, 2009 working capital of $342.4 million, including $260.6 million of cash, cash equivalents and short-term investments, $31.6 million of receivables, no borrowings under its $35 million line of credit facility and $16.9 million of debt.

Cash flows generated from the sale of planned production together with existing cash reserves, the line of credit facility and equipment financings are expected to meet the Corporation’s cash requirements for its operations, sustaining capital spending programs, deferred stripping and working capital requirements. In light of the recent uncertainty about the near-term demand and price outlook for molybdenum together with the worldwide economic downturn, the Corporation is positioned to react quickly to further changes in the molybdenum market to ensure that working capital levels are maintained.

Non-GAAP Financial Measures – Cash Cost per Pound Produced and Realized Price per Pound Sold

Throughout this MD&A, reference is made to cash cost per pound produced. While this is a measure that has been used internally, the Corporation recently clarified the internal definition of the cash cost per pound produced. All other measures previously disclosed in the Corporation’s external reports are being discontinued, including the direct production costs per pound produced and the cash operating expenses per pound sold.

Cash cost per pound produced and realized price per pound sold are considered key measures by Thompson Creek in evaluating the Corporation’s operating performance. Cash cost per pound produced and realized price per pound sold are not measures of financial performance, nor do they have a standardized meaning prescribed by GAAP, and may not be comparable to similar measures presented by other companies. The Corporation’s management believes these non-GAAP measures provide useful supplemental information to investors in order that they may evaluate the Corporation’s financial performance using the same measures as management and, as a result, the investor is afforded greater transparency in assessing the financial performance of the Corporation. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

The cash cost per pound produced represents the mining, milling, roasting and packaging costs for molybdenum oxide and high performance molybdenum disulfide (“HPM”) produced in the period. Such costs include deferred stripping costs. Stripping costs represent the costs associated with the activity of removing overburden and other mine waste materials in the production phase of a mining operation. Stripping costs that provide access to mineral reserves that will be produced in future periods are deferred under GAAP and amortized as those reserves are mined using the units of production method. The cash cost per pound produced excludes the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek Mine, which only produces sulfide and HPM on site, includes an estimated molybdenum loss (sulfide to oxide) and an allocation of roasting and packaging costs from the Langeloth facility.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

The realized price per pound sold represents the molybdenum sales divided by the pounds sold.

The following tables provide a reconciliation of cash costs and cash cost per pound produced, by mine, and operating expenses included in the Corporation’s consolidated statements of income in the determination of net income:

	Three months ended March 31,			Three months ended March 31,
	2009			2008
	Operating Expenses (in millions)	Pounds Produced[1] (000’s lbs)	$/lb	Operating Expenses (in millions)	Pounds Produced[1] (000’s lbs)	$/lb
Thompson Creek Mine
Cash costs[2]	$25.5	4,373	$5.83	$31.8	3,631	$8.76
Less:
Stripping costs deferred	$(7.3)		$(1.67)	$(2.8)		$(0.77)
Inventory and other adjustments	$5.0			$(1.8)
	$23.2			$27.2
Endako Mine
Cash costs	$10.4	1,684	$6.17	$14.5	1,958	$7.41
Less:
Inventory and other Adjustments	$3.5			$1.3
	$13.9			$15.8

Other Operations	$16.2			$123.6
Consolidated operating expenses	$53.3			$166.6
Weighted-average cash cost	$35.9	6,057	$5.93	$46.3	5,589	$8.29

[1]

Mined production pounds are molybdenum oxide and high performance molybdenum disulfide (“HPM”) from the Corporation’s share of the production from the mines; excludes molybdenum processed from purchased product.

[2]

Cash costs represent the mining, milling, roasting and packaging costs for molybdenum oxide and HPM produced in the period, which includes all stripping costs. Cash cost excludes: the effect of purchase price adjustments, the effects of changes in inventory, and depreciation, depletion, amortization and accretion. The cash cost for Thompson Creek, which only produces sulfide and HPM on site, includes an estimated molybdenum loss (sulfide to oxide) and an allocation of roasting and packaging costs from the Langeloth facility.

Critical Accounting Estimates

In preparing financial statements, management has to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Critical accounting assumptions affect the consolidated financial statements materially and require a significant level of judgement by management. There is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

Asset Impairments

The Corporation performs an impairment analysis on an annual basis or more often when events or changes in circumstances indicate that the related carrying amount of such assets may not be recoverable. The Corporation evaluated its long-lived assets and goodwill for impairment as of December 31, 2008 using a net recoverable amount (undiscounted net cash flow) approach and a fair-value based approach, respectively. The current

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

economic environment, the significant declines in molybdenum prices and the decline in the Corporation’s stock price were considered as impairment indicators for the purposes of these impairment assessments.

Goodwill was assessed for impairment using a two-step approach. The first step compared the fair value of the reporting unit to its carrying value. The Corporation performed this test and determined that the fair value of both reporting units were less than their respective carrying values (including the goodwill), which required the Corporation to perform the second step test. This step compared the fair value of each reporting unit’s goodwill to its carrying amount. The Corporation determined that the fair value of goodwill of both of its reporting units was less than the respective carrying amount, which required the Corporation to recognize an impairment of goodwill for both US operations ($33.0 million) and Canadian operations ($35.2 million), or a total impairment charge of $68.2 million for the fourth quarter of 2008. The goodwill impairment charge did not have an impact on the Corporation’s operating cash flows. The Corporation’s impairment evaluation of long-lived assets, other than goodwill, did not result in the identification of an impairment of the long-lived assets for the fourth quarter of 2008.

As of March 31, 2009, management assessed impairment indicators and concluded that there were no indicators that would require an impairment analysis of goodwill or long lived assets. This assessment was based primarily on an analysis of the molybdenum prices during the 2009 quarter and the lack of significant change in the estimated future long-term molybdenum prices as well as the market price for the Corporation’s common shares. However, there may be future impairment charges if there are further declines in the Corporation’s common shares, molybdenum prices, the future value of proven and probable mineral reserves, and significant changes in operating costs, level of capital expenditures, currency exchange, discount and interest rates. Such future impairment charges could have a material impact on the Corporation’s financial statements.

Mineral Reserves and Depreciation, Depletion and Amortization

Property, plant and equipment are recorded at cost. Fixed plant and machinery are amortized using the units-of-production method over the estimated life of the ore body based on recoverable pounds to be produced from estimated proven and probable mineral reserves. Facilities, mobile and other equipment are depreciated on either a declining-balance basis or a straight-line basis over the shorter of their estimated useful life or the life of the mine. Repairs and maintenance costs are charged to expense as incurred, except when these repairs significantly extend the life of the asset or result in an operating improvement. In these instances, the portion of the repairs related to the betterment are capitalized as part of plant and equipment and amortized over the period benefited by the repair.

The estimate that most significantly affects the unit of production rate is the quantity of proven and probable molybdenum mineral reserves. The estimation of the extent of mineral reserves is a complex task in which a number of estimates and assumptions are made. These involve the use of geological modeling and sampling as well as estimates of long term molybdenum prices and future mining costs. This data could change over time as a result of numerous factors including new information gained from development activities, evolving production history and a reassessment of the viability of production under different economic conditions. Significant judgment is involved in the reserve estimates and actual results may differ significantly from current assumptions.

Asset Retirement Obligations

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Corporation will incur to complete the work required to comply with existing laws and regulation at each mining operation. Actual costs may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

Income and Mining Taxes

In preparing the consolidated financial statements, the Corporation estimates the actual amount of taxes currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using substantially enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates and laws is recognized in income in the period in which such changes are enacted.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, the Corporation considers estimated future taxable income as well as feasible tax planning strategies in each jurisdiction. If the Corporation determines that all or a portion of the deferred tax assets will not be realized, a valuation allowance will be increased with a charge to income tax expense. Conversely, if the Corporation makes a determination that it ultimately will be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.

At March 31, 2009, tax valuation allowances totalled approximately $75 million and covered the Corporation’s US foreign and alternative minimum tax credit carry forwards and all of the Canadian capital and non-capital tax loss carry forwards.

The determination of the Corporation’s tax expense for the year and its future tax liabilities and assets involves significant management estimation and judgment involving a number of assumptions. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of future tax assets and liabilities. Management also makes estimates of future earnings which affect cross-border tax rate assumptions, tax planning strategies and the extent to which potential future tax benefits may be used. The Corporation is subject to assessments by various taxation authorities which may interpret tax legislation differently. These differences may affect the final amount or the timing of the payment of taxes. The Corporation provides for such differences where known based on management’s best estimate of the probable outcome of these matters.

Accounting Changes

Goodwill and Intangible Assets

Effective January 1, 2009 the Corporation adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of Section 3064 did not have any impact on the Corporation’s consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Liabilities

In January 2009, the CICA issued Emerging Issues Committee (“EIC”) Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities.” The EIC provides guidance on evaluating credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. This standard is effective for the fiscal year beginning January 1, 2009. The

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

adoption of EIC-173 did not have a significant impact on the Corporation’s consolidated financial statements.

Mining Exploration Costs

In March 2009, the CICA issued EIC-174, “Mining Exploration Costs.” The EIC provides guidance on the accounting and the impairment review of exploration costs. This standard is effective for the fiscal year beginning January 1, 2009. The adoption of this EIC did not have any impact on the Corporation’s consolidated financial statements.

Accounting Policy Developments

Convergence with International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Corporation’s reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Corporation’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency, certain contractual arrangements, debt covenants and compensation arrangements. Accordingly, the Corporation has undertaken an in-depth review of companywide accounting policies and procedures, comparing current financial reporting with IFRS.

The Corporation has designated the appropriate resources to the project to develop an effective plan (including the appointment of a project manager, the assignment of operating site personnel to the project and the formation of a steering committee to oversee the project) and will continue to assess resource and training requirements as the project progresses. The Corporation has identified the following four phases of its conversion plan: scoping and planning, detailed assessment, operations implementation and post implementation.

The scoping and planning phase involves establishing a project management effort, mobilizing organizational support for the conversion plan, identifying major areas affected and developing a project charter, implementation plan and communication strategy. The detailed assessment phase will result in accounting policies and transitional exemptions decisions, quantification of financial statement impact, identification of business processes and resources impacted. The operations implementation phase includes the preparation of draft financial statements and design of business, reporting and system processes to support the compilation of IFRS compliant financial data for the opening balance sheet at January 1, 2010. Ongoing training, testing of the internal control environment and updated processes for disclosure controls and procedures will continue. Post implementation will include sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond. Due to the changing IFRS environment over the next two years, all accounting policy decisions may be subject to change until December 31, 2010, at which time the Corporation will prepare more complete disclosure of the implementation of IFRS exceptions and exemptions, as well as the impact of IFRS on the Corporation’s financial statements.

The net financial impact of the transition to IFRS has not yet been fully determined, as the Corporation is currently evaluating the appropriate accounting policies and measurement options under IFRS, and will disclose the financial impact on the financial statements as they are determined in 2009.

As of the end of the first quarter of 2009, the Corporation had substantially completed the scoping and planning phase and is currently in the detailed assessment phase. Through the scoping and planning phase, the Corporation’s initial assessment of high impact areas of potential differences follows:

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

Property, plant and equipment (“PPE”)

The Corporation’s PPE are recorded at cost. Differences under IFRS include:

•	IFRS 1 allows companies to elect fair value as the deemed cost of an individual asset at the date of transition.
•

IFRS requires a componentization approach, separately identifying and measuring significant individual components of assets which have different useful lives. Significant components will be depreciated based on their individual useful lives.

Joint ventures

The Corporation proportionately consolidates the Endako operating mine as an unincorporated joint venture in which the Corporation has a 75% interest. Differences under IFRS include:

•	Current IFRS guidance permits a choice of either proportionate consolidation or equity accounting for joint ventures, whereas Canadian GAAP requires proportionate consolidation.
•	In a recent exposure draft, the International Accounting Standards Board has proposed the removal of proportionate consolidation.

Business combinations

During 2006, the Corporation completed the acquisition of Thompson Creek USA. Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and assigned to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the carrying value of assets and liabilities in the reporting unit. Goodwill is not amortized. Differences under IFRS include:

•	IFRS 1 provides the option to not apply the IFRS business combinations standard on a retrospective basis.
•	A new business combinations standard IFRS 3(R) will be applicable prior to transition, and will significantly change accounting for acquisitions including the following:
o	Transaction costs will be expensed as incurred.
o	Assets and liabilities will be recorded at full fair value, rather than at the value of the consideration paid.
o	In step acquisitions, the assets and liabilities owned prior to the acquisition of majority interest are re-valued at the date of acquisition.

Impairment (long-lived assets, intangibles and goodwill)

In evaluating the Corporation’s long-lived assets for recoverability, the pre-tax undiscounted future cash flows of the individual mining operations are used to perform the evaluation. Goodwill is assessed for impairment using a two-step approach. The first step compares the fair value of the reporting unit to its carrying value. Estimates of after-tax discounted future cash flows of the individual operations are used to estimate the fair value. If the fair value of the reporting unit is less than their respective carrying values, a second step test is applied. The second step compares the fair value of each reporting unit’s goodwill to

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

its carrying amount. Differences under IFRS include:

•

IFRS requires the use of a one-step impairment test (impairment testing is performed using pre-tax discounted cash flows) rather than the two-step test under Canadian GAAP (using undiscounted cash flow as a trigger to identify potential impairment loss).

•	IFRS requires reversal of impairment losses (excluding goodwill) where previous adverse circumstances have changed; this is prohibited under Canadian GAAP.
•	Impairment testing should be performed at the asset level for long-lived assets and intangible assets.

Where the recoverable amount cannot be estimated for individual assets, it should be estimated as a part of a Cash Generating Unit (“CGU”).

•	Impairment testing under IFRS is performed using two new valuation methods – value in use and fair value less cost to sell.

Reclamation liabilities

The Corporation’s future obligations to retire an asset including site closure, dismantling, remediation and ongoing treatment and monitoring are currently recorded as a liability at fair value at the time incurred. The fair value determination is based on estimated future cash flows, the current credit adjusted risk-free discount rate and an estimated inflation factor. The value of asset retirement obligations is evaluated on an annual basis or as new information becomes available on the expected amounts and timing of cash flows required to discharge the liability and accreted to full value over time through periodic charges to earnings. These changes in value are recorded in the period in which they are identified and when costs can be reasonably quantified, and are capitalized as part of the asset’s carrying value and amortized over the asset’s estimated useful life. Differences under IFRS include:

•	IFRS defines site restoration and environmental provisions as legal or constructive obligations; Canadian GAAP limits the definition to legal obligations.
•

IFRS requires provisions to be updated at each balance sheet date using a current pre-tax discount rate (which reflects current market assessment of the time value of money and the risk specific to the liability). Canadian GAAP requires the use of a current credit-adjusted, risk-free rate for upward adjustments, and the original credit-adjusted, risk-free rate for downward revisions.

•	Accretion expense is recorded as a financing cost under IFRS rather than as an element of operating cost.

Foreign currency translation

The Corporation’s interest in the Endako Mine is accounted for as a self-sustaining operation. The Endako Mine’s measurement currency is the Canadian dollar. The Endako Mine’s assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenues and expenditures are translated at average exchange rates. Differences arising from these foreign currency translations are recorded in the consolidated statements as other comprehensive income in the cumulative translation account. Differences under IFRS include:

•	IFRS 1 allows companies to reset their existing cumulative translation account balance to zero at the date of transition.

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

•

IFRS uses a functional currency concept (currency of the primary economic environment in which the entity operates) to determine the method of measuring foreign currency translation. Canadian GAAP uses the concept of integrated and self-sustaining foreign operations.

Financial Instruments

The Corporation enters into various arrangements such as interest rate protection agreements, foreign currency forward contracts, and molybdenum purchase and sale contracts. The Corporation does not consider any of these arrangements as hedging relationships, nor does it designate these contracts as “normal sales and purchase contracts”. Financial and derivative instruments, including embedded derivatives, are recorded at fair values on the Corporation’s balance sheet, with gains and losses in each period included in other comprehensive income or net income. Fair values are determined using valuation techniques. These techniques use assumptions based on market conditions existing at the balance sheet date. Differences under IFRS include:

•	IFRS does not provide specific transitional rules for embedded derivatives.
•	IFRS has a different derivative definition as compared to existing Canadian GAAP. This difference may have a significant impact on the number of recognized embedded derivatives.

IFRS 1

The Corporation has reviewed certain mandatory exceptions and voluntary exemptions available under IFRS 1, First Time Adoption of IFRS, and has made the following preliminary decisions regarding available prospective options:

•	The IFRS business combinations standard will not be applied on a retrospective basis related to the 2006 acquisition of Thompson Creek USA; and
•	The Corporation’s existing cumulative translation account balance will be reset to zero at the date of transition, currently reported in other comprehensive income.

Outstanding Share Data

Common shares and convertible securities outstanding at May 6, 2009 were:

Security	Expiry Dates	Exercise Price (Cdn$)	Common Shares on Exercise (000’s)

Common shares			122,493
Warrants	October 23, 2011	$9.00	24,505
Share options	August 11, 2010 to November 6, 2013	$0.60 to $23.93	8,548
			155,546

Controls and Procedures

As of December 31, 2008, the Corporation’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Corporation’s internal controls over financial reporting under Section 404 of the Sarbanes Oxley Act of 2002 and National Instrument 52-109. The evaluation was based on criteria established in Internal Control -

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on such evaluation, the Company’s President and Chief Executive Officer and its Chief Financial Officer concluded that, as of December 31, 2008, the Corporation did not maintain effective control over the period end financial reporting process. Specifically, the Corporation did not perform a timely and rigorous review over the application of complex GAAP in both the US GAAP reconciliation and goodwill impairment processes. This control deficiency resulted in a material audit adjustment to goodwill and related disclosures in the Corporation’s consolidated financial statements for the year ended December 31, 2008. Unless remediated, this control deficiency could result in a material misstatement in future periods to goodwill and the US GAAP reconciliation note disclosure that would result in a material misstatement of the Corporation’s consolidated financial statements that would not be prevented or detected. Because of the material weakness, management has concluded that the Corporation's internal control over financial reporting was not effective as of December 31, 2008.

Changes in Internal Control over Financial Reporting

To address the material weakness in the Corporation’s internal control over financial reporting that existed as of December 31, 2008, the Corporation’s management continues to enhance the effectiveness of controls related to its period end financial reporting process, including improvements to remediate the material weakness that existed as of December 31, 2008. Management is currently implementing the following remediation plans:

•	enhance controls around the timing and level of review of complex GAAP transactions, including preparation and review of the US GAAP reconciliations and goodwill impairment analysis;
•	implement a financial consolidation system, which through this automation will allow for more time to analyze and review complex GAAP transactions; and
•

implement, communicate, and train the sites regarding standardized policies and procedures around the Corporation’s financial closing and reporting of financial results which includes complex GAAP transactions requiring significant accounting judgment.

These programs, as enhanced, are designed to reduce, although it may not eliminate, the risk of a material misstatement to a reasonable level.

Cautionary Statement on Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s current annual information form which is available on SEDAR at www.sedar.com and is incorporated in its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause

THOMPSON CREEK METALS COMPANY INC.

Management’s Discussion and Analysis

Three Months Ended March 31, 2009

actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this MD&A and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

EXHIBIT 3

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Kevin Loughrey, Chief Executive Officer of Thompson Creek Metals Company Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Thompson Creek Metals Company Inc. (the “issuer”) for the interim period ended March 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is “Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:	May 7, 2009

(Signed) Kevin Loughrey
Name:	Kevin Loughrey
Title:	Chief Executive Officer

EXHIBIT 4

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

FULL CERTIFICATE

I, Pamela L. Saxton, Chief Financial Officer of Thompson Creek Metals Company Inc., certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Thompson Creek Metals Company Inc. (the “issuer”) for the interim period ended March 31, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is “Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)”.

5.2	ICFR – material weakness relating to design: The issuer has disclosed in its interim MD&A for each material weakness relating to design existing at the end of the interim period

(a)	a description of the material weakness;

(b)	the impact of the material weakness on the issuer’s financial reporting and its ICFR; and

(c)	the issuer’s current plans, if any, or any actions already undertaken, for remediating the material weakness.

5.3	Limitation on scope of design: N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2009 and ended on March 31, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date:	May 7, 2009

(Signed) Pamela L. Saxton
Name:	Pamela L. Saxton
Title:	Chief Financial Officer